Md
3.30.2004

SECURITIES AND EXCHANGE COMMISSION

04017643

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 04 2004
WASH. D.C.
181

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM 3-25

SEC FILE NUMBER
8- 49727

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FORTUNE FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1010 THIRD AVENUE
(No. and Street)

NEW BRIGHTON	PA	15066
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BLAKE DANIELS (724)-846-2488
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

COTTRILL, ARBUTINA + ASSOCIATES, PC
(Name – *if individual, state last, first, middle name*)

1475 THIRD AVENUE	NEW BRIGHTON	PA	15066
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 02 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, BLAKE W. DANIELS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FORTUNE FINANCIAL SERVICES, INC., as of DECEMBER 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

"NONE"

OFFICIAL SEAL
DEBORAH J. CIRCLE
Commission Expires 2/21/2005
Commissioner of Deed
Commonwealth of Pennsylvania

[signature]
Signature

SEC / TREASURER
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORTUNE FINANCIAL SERVICES, INC.

NEW BRIGHTON, PENNSYLVANIA

DECEMBER 31, 2003

FINANCIAL STATEMENTS

FORTUNE FINANCIAL SERVICES, INC.

TABLE OF CONTENTS

	Page
Independent Auditor's Report	1
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Stockholders' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6 - 7
Supplemental Information	8
Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	9
Auditor's Report on Internal Control Structure	10 - 11

Cottrill, Arbutina & Associates, P.C.
Certified Public Accountants
Website: www.cottrillarbutina.com

Independent Auditor's Report

To the Board of Directors
Fortune Financial Services, Inc.
New Brighton, PA 15066

We have audited the accompanying statement of financial position of Fortune Financial Services, Inc. as of December 31, 2003 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of Fortune Financial Services, Inc. at December 31, 2003 and the results of their operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

COTTRILL, ARBUTINA & ASSOCIATES, P.C.
Certified Public Accountants

Cottrill, Arbutina & Associates, P.C.

New Brighton, PA 15066
February 23, 2004

Corporate Office: 1475 ThirdAvenue • New Brighton, Pennsylvania 15066 • Phone: 724-843-0165 • Fax: 724-843-6577
Pittsburgh Office: Seven Parkway Center 875 Greentree Road, Suite 1010 • Pittsburgh, Pennsylvania 15220 • Phone: 412-733-4029 • Fax: 412-733-4070

FORTUNE FINANCIAL SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

ASSETS

Current Assets		
Cash	$	52,743
Cash in Centralized Registration Depository Account		2,854
Investment - Stock (at cost)		4,600
Commissions Receivable		0
Commissions Receivable-30 Days Past Due		30,703
Total Current Assets	$	90,900
Equipment		
Equipment, at cost (less accumulated depreciation of $21,802)	$	7,523
Total Equipment	$	7,523
Total Assets	$	98,423

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities		
Accrued Expenses	$	3,081
Commissions Payable		1,126
Total Current Liabilities	$	4,207
Stockholders Equity		
Common Stock ($1 Par Value, 100 Shares Issued and Outstanding)	$	100
Paid-in Capital		46,747
Retained Earnings		302,754
Distributions to Shareholders		(255,385)
Total Stockholders' Equity	$	94,216
Total Liabilities and Stockholders' Equity	$	98,423

See Notes to Financial Statements

FORTUNE FINANCIAL SERVICES, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2003

Revenues:	
Commissions	$ 904,851
Interest	44
Other Income	58,797
	$ 963,692
Expenses:	
Commissions and Fees	$ 625,526
Licenses	33,474
Salaries and Related Taxes	145,548
Occupancy	30,289
Communications	5,440
Depreciation	4,216
Other Expenses	91,148
	$ 935,641
Net Income	$ 28,051

See Notes to Financial Statements

FORTUNE FINANCIAL SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2003

	Common Stock Shares	Amount	Paid-in Capital	Retained Earnings	Distributions to Shareholders	Total Stockholders' Equity
Balance at January 1, 2003	100	$ 100	$ 46,747	$ 274,703	$ (255,385)	$ 66,165
Issuance of Stock/Paid-in-Capital	0	0	0	0	0	0
Net Income	0	0	0	28,051	0	28,051
Distributions to Shareholders	0	0	0	0	0	0
Balance at December 31, 2003	100	$ 100	$ 46,747	$ 302,754	$ (255,385)	$ 94,216

See Notes to Financial Statements

FORTUNE FINANCIAL SERVICES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2003

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

Cash Flows from Operating Activities:				
Net Income (Loss)			$	28,051
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:				
Depreciation	$	4,216		
Changes in Assets/Liabilities:				
(Increase) Decrease in Commissions Receivable		(8,286)		
Increase (Decrease) in Accrued Expenses		1,211		
Total Adjustments				(2,859)
Net Cash Provided by Operating Activities			$	25,192
Cash Flows from Investing Activities:				
Purchase of Investments	$	0		
Purchase of Equipment		(1,590)		
Net Cash Used in Investing Activities				(1,590)
Cash Flows from Financing Activities:				
Issuance of Common Stock	$	0		
Distributions to Shareholders		0		
Net Cash Provided by Financing Activities				0
Net Increase (Decrease) in Cash			$	23,602
Cash at Beginning of Year				31,996
Cash at End of Year			$	55,598

See Notes to Financial Statements

FORTUNE FINANCIAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2003

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

Fortune Financial Services, Inc. (the Company) is a non-introducing broker registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is engaged in the sale of mutual funds and variable annuities.

Income Taxes

The Company is organized and operated under Subchapter S of the Internal Revenue Code. As an S Corporation, the Company is not subject to corporate income tax for federal and state filing purposes.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2-COMMISSIONS RECEIVABLE

As of December 31, 2003, commissions Receivable - 30 Days Past Due consisted of revenues due from investment companies for commissions earned by Company representatives for transactions prior to December 31, 2003.

FORTUNE FINANCIAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2003

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1) which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital shall not exceed certain limits. As of December 31, 2003, the Company had net capital of $43,467 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .09 to 1.

NOTE 4 - STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS

The Company had no subordinated borrowings at any time during the year ended December 31, 2003, therefore, a Statement of Changes in Liabilities Subordinated to Claims of Creditors has not been included in these financial statements.

NOTE 5 - SUPPLEMENTARY SCHEDULES REQUIRED UNDER RULE 15c3-3

The Company claims exemption from rule 15c3-3 of the Securities and Exchange Commission as a limited business, engaged in the sale of mutual funds and variable annuities. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, therefore the following schedules required under rule 15c3-3 of the Securities and Exchange Commission have not been included in these financial statements: Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3, Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3, and Schedule IV - Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts.

SUPPLEMENTAL INFORMATION
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

SCHEDULE I

FORTUNE FINANCIAL SERVICES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2003

Net Capital		
Total Stockholders' Equity		$ 94,216
Deductions and/or Charges:		
Non-allowable Assets:		
Cash on hand	69	
CRD Account	2,854	
NASDAQ Stock	4,600	
30 Days Past Due Receivables	30,703	
Equipment, Net	$ 7,523	$ 45,749
Net Capital		$ 48,467
Aggregate Indebtedness		
Accrued Expenses		3,081
Commissions Payable		1,126
Total Aggregate Indebtedness		$ 4,207
Computation of Basic Net Capital Requirement		
Minimum Net Capital Required:		
Company		5,000
Excess Net Capital		$ 43,467
Excess Net Capital at 1000%		$ 48,046
Ratio: Aggregate Indebtedness to Net Capital		.09 to 1

No material difference from the Company's computation exists, therefore a reconciliation has not been included.

See Notes to Financial Statements

Cottrill, Arbutina & Associates, P.C.
Certified Public Accountants
Website: www.cottrillarbutina.com

Auditor's Report on Internal Control Structure

Board of Directors
Fortune Financial Services, Inc.
New Brighton, PA 15066

In planning and performing our audit of the financial statements and supplemental schedules of Fortune Financial Services, Inc. for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Corporate Office: 1475 ThirdAvenue • New Brighton, Pennsylvania 15066 • Phone: 724-843-0165 • Fax: 724-843-6577
Pittsburgh Office: Seven Parkway Center 875 Greentree Road, Suite 1010 • Pittsburgh, Pennsylvania 15220 • Phone: 412-733-4029 • Fax: 412-733-4070

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respect indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

COTTRILL, ARBUTINA & ASSOCIATES, P.C.
Certified Public Accountants

Cottrill, Arbutina & Associates, P.C.

New Brighton PA 15066
February 23, 2004